Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 26, 2018

The following disclosures supplement, and should be read in conjunction with, the disclosures contained in the definitive joint proxy statement/prospectus filed by Government Properties Income Trust (“GOV”) and Select Income REIT (“SIR”) with the Securities and Exchange Commission (the “SEC”) on November 16, 2018, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/prospectus. All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus.

The following supplemental disclosure is added after the last sentence on page 135 of the joint proxy statement/prospectus under the heading “The Merger—Litigation Related to the Merger and the Other Transactions.”

On November 19, 2018, Melvin Schwartz, a purported SIR shareholder, filed a putative federal securities class action complaint in the United States District Court for the Southern District of New York against SIR and the members of the SIR board of trustees claiming this joint proxy statement/prospectus fails to disclose certain material information relating to the Merger. The action, titled Schwartz v. Select Income REIT, et al., Civ. No. 1:18-cv-10790, or the Schwartz Action, purports to be brought on behalf of all holders of SIR Common Shares, excluding defendants and certain affiliated persons or entities, and generally alleges, among other things, that defendants violated Sections 14(a) and 20(a) of the Exchange Act and rules promulgated thereunder. The complaint seeks, among other things, to enjoin consummation of the Merger and any vote on the Merger unless and until SIR discloses the allegedly omitted information, or alternatively an order directing the board of trustees to disseminate amended disclosures addressing the asserted omissions, as well as an account to plaintiff and the putative class of damages allegedly suffered as a result of the asserted omissions and an award of attorneys’ and experts’ fees, costs and expenses. SIR and the other defendants believe that the Schwartz Action is without merit, and intend to defend vigorously against all claims asserted.

On November 15, 2018, the law firm of Rigrodsky & Long P.A. sent a letter, or the Demand Letter, to the SIR board of trustees on behalf of Richard Scarantino, a purported shareholder of SIR. The Demand Letter generally alleges that the members of the SIR board of trustees breached their fiduciary duties to SIR’s shareholders by, among other things, agreeing to an allegedly inadequate price, agreeing to deal protection devices that allegedly preclude other bidders from making successful competing offers for SIR and purportedly failing to disclose certain material information relating to the Merger in this joint proxy statement/prospectus. The Demand Letter further alleges that each member of the SIR board of trustees is not disinterested or independent. The letter demands, among other things, that the SIR board of trustees immediately take action to cure the alleged breaches of fiduciary duties, provide corrective disclosures in an amendment or supplement to this joint proxy statement/prospectus and ensure that the consideration provided in connection with the Merger is fair to SIR and its shareholders.  The SIR board of trustees is evaluating the Demand Letter. On November 16, 2018, Mr. Scarantino filed a complaint in the Circuit Court for Baltimore City, State of Maryland, titled Scarantino v. Fraiche, et al., or the Scarantino Action. The Scarantino Action purports to bring claims directly on behalf of all holders of SIR Common Shares and derivatively on behalf of SIR, against SIR, GOV and the members of the SIR board of trustees and incorporates the allegations set forth in the Demand Letter. The Scarantino Action seeks, among other things, to enjoin consummation of the Merger, or alternatively rescission or rescissory damages, as well as an account to plaintiff and the putative class of damages allegedly suffered as a result of the alleged breaches of fiduciary duties and an award of attorneys’ fees and experts’ fees, costs and expenses. GOV, SIR and the other defendants believe that the Scarantino Action is without merit, and intend to defend vigorously against all claims asserted.

ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT

In connection with the merger and the other transactions contemplated by the merger agreement GOV has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND THE OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.